EXHIBIT 12

ALLEGHENY GENERATING COMPANY

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
($ in thousands)	2006	2005	2004	2003	2002
Earnings:
Income from continuing operations	$24,769	$31,121	$27,392	$20,827	$18,599
Exclude amounts reflected in line above:
Income tax expense	8,677	3,562	7,324	11,989	7,525
Add fixed charges (see below)	7,188	7,395	8,455	12,447	12,264

Total Earnings (as defined)	$40,634	$42,078	$43,171	$45,263	$38,388

Fixed charges:
Interest expensed and capitalized	$7,188	$7,395	$8,455	$12,447	$12,264

Total Fixed Charges (as defined)	$7,188	$7,395	$8,455	$12,447	$12,264

Ratio of Earnings to Fixed Charges	5.65x	5.69x	5.11x	3.64x	3.13x